EXHIBIT 99.1

Ero Copper Announces Voting Results of Annual General and Special Meeting of Shareholders

VANCOUVER, British Columbia, April 26, 2023 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) reported the voting results from its Annual General and Special Meeting of Shareholders held today in Vancouver, British Columbia. A total of 82,182,553 common shares were represented at the meeting, being 89.08% of the issued and outstanding common shares of the Company as at the March 6, 2023 record date. Shareholders voted in favour of all items of business before the meeting, including the re-election of management’s nominees as directors for the ensuing year and the advisory vote on executive compensation. Detailed results of the votes are presented below.

Each item of business voted upon at the meeting is described in detail in the Company's Management Information Circular dated March 7, 2023 (the “Circular”), which is available on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

SET THE NUMBER OF DIRECTORS AT TEN

Shareholders approved the proposal to set the number of directors at ten with 99.99% of votes cast in favour.

ELECTION OF DIRECTORS

Shareholders re-elected ten directors as follows:

	Number of Common Shares Voted		Percentage of Votes Cast
Director Nominee	For	Withheld	For	Withheld
Christopher Noel Dunn	67,587,902	1,003,619	98.54%	1.46%
David Strang	68,465,016	126,505	99.82%	0.18%
Jill Angevine	67,568,540	1,022,981	98.51%	1.49%
Lyle Braaten	65,783,770	2,807,751	95.91%	4.09%
Steven Busby	67,586,891	1,004,630	98.54%	1.46%
Dr. Sally Eyre	66,888,685	1,702,837	97.52%	2.48%
Robert Getz	67,216,580	1,374,941	98.00%	2.00%
Chantal Gosselin	67,972,999	618,523	99.10%	0.90%
John Wright	68,452,809	138,712	99.80%	0.20%
Matthew Wubs	67,445,877	1,145,644	98.33%	1.67%

APPOINTMENT OF AUDITOR

Shareholders re-appointed KPMG LLP, Chartered Professional Accountants, as the auditor of the Company and authorized the directors of the Company to fix the remuneration to be paid to the auditor with 99.97% of votes cast in favour.

CERTAIN MATTERS RELATING TO THE STOCK OPTION PLAN

Shareholders authorized and approved the Company’s Stock Option Plan, including amendments thereto, and the unallocated options issuable thereunder with 98.40% of votes cast in favour.

CERTAIN MATTERS RELATING TO THE SHARE UNIT PLAN

Shareholders authorized and approved the Company’s Share Unit Plan, including amendments thereto, and the unallocated units issuable thereunder with 99.54% of votes cast in favour.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Shareholder approved the non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation as described in the Circular with 97.81% of votes cast in favour.

ABOUT ERO COPPER CORP

Ero Copper Corp is a high-margin, high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. which owns the Xavantina Operations (formerly known as the NX Gold Mine), namely comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com